Exhibit 99.2

DIRECTOR’S INTERESTS IN SHARES

Following the separation of the hotel retail businesses from Six Continents PLC, Tim Clarke, the Chief Executive of Mitchells & Butlers plc has rebalanced his shareholdings in InterContinental Hotels Group PLC and Mitchells & Butlers plc ("MAB"). He acquired 113,450 MAB ordinary shares on 29 May 2003 at 208.5p per share, bringing his total holding in MAB to 215,791 shares

Victoria Penrice
Assistant Company Secretary